August 30, 2005
Mail Stop 4561

By: U.S. mail and facsimile to (505) 275-9620

Mr. Norman R. Corzine
Chief Executive Officer and Chairman
Access Anytime Bancorp, Inc.
5210 Eubank, NE
Albuquerque, NM 87111

Re:	Access Anytime Bancorp, Inc.
      Form 10-KSB for Fiscal Year Ended December 31, 2004
	File No.  000-28894

Dear Mr. Corzine:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, please provide us with the supplemental documentation we requested in response to these comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6

Management`s Discussion and Analysis or Plan of Operations

Asset Quality

Allowance for Loan Losses, page 16

1. Please tell us how you considered paragraph 37.b of SFAS No.
141
when you recorded the "acquired allowance" of $170,000 in 2004 shown in your analysis of the allowance for loan losses. Your discussion should include but not be limited to the process used in determining the present value of the acquired loans, if you recorded the loans at their fair market value at the date of the acquisition and which loan valuation methodology is reflected in your purchase price calculation.

Item 7

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

2. We note non-interest income for gains on sales of loans held-for-sale of $1.1 million represented 34% of total non-interest income for your year-ended December 31, 2004. Please tell us how you considered this income sources when determining your operating segments. Please provide details supporting your current accounting, including relevant qualitative criteria and quantitative threshold tests for the periods presented or revise your financial statements if necessary. Please refer to paragraphs 10-24 of SFAS 131.

3. Please tell us the type, source and amount of income included in the other income balance of $1.4 million as of December 31, 2004. Please review the guidance in Item 5-03.b.7 of Regulation S-X and SAB
Topic 1.M.1. Discuss how and why you believe you have fully complied with the guidance and continue to believe your presentation is appropriate.

* * * * *

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Paula Smith (Staff Accountant) at (202) 551-
3696
or me at (202) 551-3492 if you have any questions regarding comments on the financial statements and related matters.


Sincerely,



							John P. Nolan
							Accounting Branch Chief
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Mr. Norman R. Corzine, Chief Executive Officer
Access Anytime Bancorp, Inc.
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